Jack Ehrenhaus United States
Securities and Exchange Commission
Washington, DC 20549
FORM 15
Certification and notice of termination of registration under section 12(g) of the securities exchange act of 1934 or suspension of duty to file reports under section
13 and 15(d) of the securities exchange act of 1934
Commission file number: 000-02616
Consumers Financial Corporation
132 Spruce St, Cedarhurst, NY 11516  (516) 578 5529
Common Stock
NONE (which a duty to file reports under section 13(a) or 15(d) remain)

Rule 12g-4(a)(1)(ii)(X)

Approximate number of holders of record as of the certification
or notice date:    200
Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.